# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIGO ENERGY, INC., CIK 0001855447
CUSIP: 88675P103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 983 UNIVERSITY AVENUE, SUITE B, LOS GATOS, California (CA), 95032
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001172661-24-004637
Filed by CIK 0001375534

## Reporting persons
- GENERATION INVESTMENT MANAGEMENT LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 7,069,700; sole dispositive power 0; shared dispositive power 7,069,700; aggregate amount beneficially owned 7,069,700 (10.75% of the class)
- Generation IM Climate Solutions GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,069,700; sole dispositive power 0; shared dispositive power 7,069,700; aggregate amount beneficially owned 7,069,700 (10.75% of the class)
- Generation IM Climate Solutions Fund, L.P: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,069,700; sole dispositive power 0; shared dispositive power 7,069,700; aggregate amount beneficially owned 7,069,700 (10.75% of the class)

## Item 1. Issuer
Name of issuer: TIGO ENERGY, INC.
Address of issuer's principal executive offices: 983 UNIVERSITY AVENUE, SUITE B, LOS GATOS, CA, 95032

## Item 2. Person Filing
Name of person filing:
GENERATION INVESTMENT MANAGEMENT LLP;

Generation IM Climate Solutions GP, Ltd.;

Generation IM Climate Solutions Fund, L.P
Address of principal business office or, if none, residence:
GENERATION INVESTMENT MANAGEMENT LLP: 20 AIR STREET, 7TH FLOOR, LONDON, United Kingdom, W1B 5AN

Generation IM Climate Solutions GP, Ltd.: PO Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104

Generation IM Climate Solutions Fund, L.P: PO Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104
Citizenship:
GENERATION INVESTMENT MANAGEMENT LLP: United Kingdom

Generation IM Climate Solutions GP, Ltd.: Cayman Islands

Generation IM Climate Solutions Fund, L.P: Cayman Islands

## Item 4. Ownership
Amount beneficially owned:
GENERATION INVESTMENT MANAGEMENT LLP: 7,069,700.00

Generation IM Climate Solutions GP, Ltd.: 7,069,700.00

Generation IM Climate Solutions Fund, L.P: 7,069,700.00
Percent of class:
GENERATION INVESTMENT MANAGEMENT LLP: 10.75%

Generation IM Climate Solutions GP, Ltd.: 10.75%

Generation IM Climate Solutions Fund, L.P: 10.75%
Sole power to vote or to direct the vote:
GENERATION INVESTMENT MANAGEMENT LLP: 0

Generation IM Climate Solutions GP, Ltd.: 0

Generation IM Climate Solutions Fund, L.P: 0
Shared power to vote or to direct the vote:
GENERATION INVESTMENT MANAGEMENT LLP: 7,069,700.00

Generation IM Climate Solutions GP, Ltd.: 7,069,700.00

Generation IM Climate Solutions Fund, L.P: 7,069,700.00
Sole power to dispose or to direct the disposition:
GENERATION INVESTMENT MANAGEMENT LLP: 0

Generation IM Climate Solutions GP, Ltd.: 0

Generation IM Climate Solutions Fund, L.P: 0
Shared power to dispose or to direct the disposition:
GENERATION INVESTMENT MANAGEMENT LLP: 7,069,700.00

Generation IM Climate Solutions GP, Ltd.: 7,069,700.00

Generation IM Climate Solutions Fund, L.P: 7,069,700.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- GENERATION INVESTMENT MANAGEMENT LLP: /s/ Alexander Marshall, Alexander Marshall - General Counsel & Chief Compliance Officer (11/12/2025)
- Generation IM Climate Solutions GP, Ltd.: /s/ Peter Huber, Peter Huber - Director of the General Partner (11/12/2025)
- Generation IM Climate Solutions Fund, L.P: /s/ Peter Huber, Peter Huber - Director of the General Partner (11/12/2025)